Wireless Ronin Technologies, Inc.
5929 Baker Road, Suite 475
Minnetonka, MN 55345

VIA EDGAR	May 27, 2010

Michael F. Johnson
Mail Stop 4561
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wireless Ronin Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 26, 2010
File No. 001-33169

Dear Mr. Johnson:

We are responding to the letter from Barbara C. Jacobs dated May 14, 2010.  Our responses follow the comments included in such letter, which are presented in boldface type.  From a disclosure perspective, we intend to address the comments in future periodic reports in accordance with the responses set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business

Select Customers, page 6

1.
We note that sales to ARAMARK represented 21.7% of total sales in 2009, sales to Thomson Reuters represented 15.8% of total sales in 2009, sales to Chrysler, through BBDO Detroit/Windsor, represented 14.3% of total sales in 2009 and that sales to KFC represented 10.1% in 2009.  Your relationships with these customers appear to be material and therefore you should expand your discussion of your contractual relationships with them in your Business section.  Refer to Item 101(c)(1)(vii) of Regulation S-K.  In addition, please advise whether you have agreements with these customers upon which you are substantially dependent for purposes of Item 601 of Regulation S-K.

Response:

    In future filings, the Company will, as shown below, clarify the nature of its agreements with its key customers and offer further detail regarding the ordinary course purchase orders pursuant to which it actually sells goods and services.  Because the agreements (1) do not obligate the Company to sell any particular quantity of goods or services, (2) do not obligate the Company’s customers to buy any particular quantity of goods or services, and (3) do not specify a time at which any specific purchase commitments must be made, the Company does not consider such agreements to be material definitive agreements for purposes of Item 601 of Regulation S-K.  Because the purchase orders do not represent continuing contractual agreements upon which the Company’s business is substantially dependent, the Company does not consider such purchase orders to be material definitive agreements for purposes of Item 601 of Regulation S-K.

Michael F. Johnson
U.S. Securities and Exchange Commission
May 27, 2010

We have agreements with ARAMARK, Thomson Reuters, Chrysler and KFC that establish the general terms and conditions applicable to any subsequently issued purchase orders.  Those agreements, however, do not, by themselves, obligate any of those companies to purchase any particular quantity of goods or services nor do they specify a time at which specific purchase commitments must be made.  We provide goods and services to such companies on the basis of purchase orders issued by such companies to our company for individual projects at various locations.  These purchase orders have included installation, content development, software licensing, hardware, hosting and maintenance services.  We regard the purchase orders we have received to date to be in the ordinary course of our business.  Further detail on our key customers is as follows:

ARAMARK – We have provided goods and services to ARAMARK for its operations in the food service industry since April 2008.  ARAMARK provides managed food service to colleges, universities, healthcare institutions, sports and entertainment venues, conference centers and other private and public gathering places.  While ARAMARK is not our only customer in the food industry, it is our only customer that provides managed food service. We have received purchase orders from ARAMARK’s Higher Education division to support menu boards and touch screens on university campuses, which included the launch of its Burger Studio brand in 2009.  We are currently expanding our services into elementary and secondary schools pursuant to other purchase orders.  Sales to ARAMARK represented ____% and 21.7% of our total sales in 2010 and 2009, respectively.

Thomson Reuters – We have provided goods and services to Thomson Reuters in connection with Thomson Reuters’ InfoPoint digital signage system since June 2007.  The InfoPoint digital signage system is a lifestyle, news, information and pictures-based digital signage display network designed for the out-of-home market.  We continued to expand the number of InfoPoint digital signage locations pursuant to additional purchase orders received in 2009.  As of December 31, 2009, we provided 24-hour per day hosting and support services to 286 locations for Thomson Reuters.  Sales to Thomson Reuters represented ____% and 15.8% of total sales in 2010 and 2009, respectively.

Chrysler and BBDO Detroit/Windsor — RNIN Canada provided goods and services to Chrysler’s advertising agency BBDO Detroit/Windsor from 2001 to 2009, including digital content creation services, e-learning tools and a data-driven touch screen kiosk program.  The initial touch screen kiosk program used throughout Chrysler’s dealer network was called the Chrysler Vehicle Information Centre.  Since BBDO Detroit/Windsor went out of business in 2009, we have been working directly with Chrysler on a next generation system called iShowroom.  Chrysler’s U.S. dealerships can use the proprietary iShowroom product either in a personal computer only configuration, which is provided by Chrysler to each of its U.S. dealerships, or through a digital signage kiosk located on the showroom floor, which we jointly market with Chrysler.  We also provide additional content development services to Chrysler that feature Chrysler products as they are displayed on iShowroom digital signage systems.  Sales to Chrysler represented ____% of total sales in 2010.  Sales to Chrysler and BBDO Detroit/Windsor represented 14.3% of total sales in 2009.

Michael F. Johnson
U.S. Securities and Exchange Commission
May 27, 2010

KFC – Since December 2007, we have provided goods and services to KFC, an entity operating in the quick service restaurant (“QSR”) industry.  We have provided goods and services in connection with KFC’s implementation of digital menu boards in restaurants in metropolitan areas selected by KFC.  Those digital menu boards have been installed in both KFC-owned and franchise restaurant locations and KFC has been billed and paid for all such locations, whether KFC or franchisee owned.  We continued to expand our relationship with KFC and its parent, YUM Restaurant Services, Group, Inc. (“YUM”), in 2009, which now includes over 180 locations across five countries.  KFC restaurants in Las Vegas, Austin, Oklahoma City and Louisville are now 100% digital.  We are also deploying a custom content management web-portal for KFC corporate and its franchisee operators, which allows for the online management of content, day-parting and monthly scheduling of the digital menu boards.  Sales to KFC and YUM represented ____% of total sales in 2010.  Sales to KFC represented 10.1% of total sales in 2009.

Risk Factors, page 25

2.
We note your disclosure in your Form 10-K filed March 26, 2010 that pursuant to the Loan and Security Agreement you require the prior written consent of Silicon Valley Bank to, among other things, dispose of assets, change CEO or COO, merge or consolidate, acquire all or substantially all of the capital stock or property of another person or become liable for any indebtedness (other than permitted indebtedness).  Please tell us what consideration you gave to creating a risk factor in future filings discussing the restrictions imposed by this agreement.

Response:

    The Company has disclosed these restrictive covenants in its management's discussion and analysis and its financial statement footnotes in both its Form 10-K filed March 26, 2010 and its Form 10-Q filed May 7, 2010.  The Company plans to include such a risk factor, and update its cautionary statement to include such a risk factor, if it draws against the line of credit provided by such agreement.  Until such time as the Company draws upon that line and has an outstanding balance owing to Silicon Valley Bank, the Company believes that the restrictive covenants set forth therein are immaterial in that the agreement can be terminated without material expense.  If the Company determines to draw against the line, it would plan to present the following risk factor:

Michael F. Johnson
U.S. Securities and Exchange Commission
May 27, 2010

We are subject to various restrictive covenants under our agreement with Silicon Valley Bank which may prevent us from taking actions that could be beneficial to our shareholders, including mergers, acquisitions and the incurrence of indebtedness.  Pursuant to our loan and security agreement with Silicon Valley Bank, we generally require the prior written consent of Silicon Valley Bank to, among other things, (a) dispose of assets, (b) change our business, (c) liquidate or dissolve, (d) change CEO or COO (replacements must be satisfactory to the lender), (e) enter into any transaction in which our shareholders who were not shareholders immediately prior to such transaction own more than 40% of our voting stock (subject to limited exceptions) after the transaction, (f) merge or consolidate with any other person, (g) acquire all or substantially all of the capital stock or property of another person, or (h) become liable for any indebtedness (other than permitted indebtedness).  If we determine that taking one of these actions would be in our best interests and we are unable to obtain the prior written consent of Silicon Valley Bank to do so, we would be required to repay the amount owing Silicon Valley Bank at that time, which may not be advisable or even practical, or having to forgo taking the action for which we sought consent.  In such scenario, we would be unable to borrow additional sums under the agreement with Silicon Valley Bank which could adversely affect our liquidity and capital resources.  Our inability to take actions due to the restrictive covenants or our need to repay amounts borrowed and effective loss of the line of credit could have a material adverse effect on our business and financial condition.

Management's Discussion and Analysis or Plan of Operation

Overview, page 28

3.
Please expand this section in future filings to provide an executive level overview that provides context for the remainder of the management's discussion and analysis.  For example, identify the factors that your executives focus on in evaluating financial condition and operating performance and consider addressing the material operations, risks and challenges facing Wireless Ronin and how management is dealing with these issues.  Please also consider enhancing your disclosure to address any material trends.  Refer to Release No. 33-8350.

Response:

    In future filings we will expand this section to include a revised executive level overview (substantially as follows but adjusted for any intervening changes in the Company’s business that may occur prior to making such filings) that provides context for the remainder of management’s discussion and analysis.  Should we identify any material trends, we will also include disclosure addressing them.

Michael F. Johnson
U.S. Securities and Exchange Commission
May 27, 2010

Overview

We provide digital signage software, hardware and services solutions to customers who use our products and services in certain retail and service markets.  Through our proprietary RoninCast® software, we provide enterprise, web-based or hosted content delivery systems that manage, schedule and deliver digital content over wireless or wired networks.  We also provide custom interactive software solutions, content engineering and creative services to our customers.

While the digital signage system solutions that we provide have application in a wide variety of industries, we focus on three primary markets: (1) automotive, (2) food service (including QSR, fast casual and managed food services markets), and (3) branded retail.  The industries in which we sell goods and services are not new but their application of digital signage solutions is relatively new (within the last five years) and these industries have not widely accepted or adopted digital signage.  As a result, we remain a development stage company without an established history of profitability, or substantial or steady revenues.  This characterization applies to our competitors as well, all of which are working to promote broader adoption of digital signage solutions and to develop profitable, substantial and steady sources of revenue.

We believe that the adoption of digital signage technology will increase substantially in years to come both in industries on which we currently focus and in other industries.  We also believe that adoption of digital signage depends not only upon the software and services that we provide but upon the cost of hardware used to process and display content in digital signage systems.  Digital media players and flat panel displays constitute a large portion of the expenditure customers make relative to the entire cost of digital signage systems.  Costs of these digital media players and flat panel displays have historically decreased and we believe will continue to do so, though we do not manufacture either product and do not substantially affect the overall markets for these products.  If prices continue to decline for this hardware, we believe that adoption of digital signage technology is likely to increase, though we cannot predict a precise rate at which adoption will occur.

Management focuses on a wide variety of financial measurements to assess our financial health and prospects but principally upon (1) sales, to measure the adoption of digital signage technology by our customers, (2) cost of sales and gross profit, particularly expressed as gross profit percentage to determine if sales have been made at levels of profit necessary to cover operating expenses on a long-term basis (based upon assumptions regarding adoption of digital signage technology), (3) sales of hardware relative to software and services, understanding that hardware typically provides a lower gross profit margin than do software license fees and services, (4) operating expenses so that management can appropriately match those expenses with sales, and (5) current assets, especially cash and cash equivalents used to fund operating losses thus far incurred.

Michael F. Johnson
U.S. Securities and Exchange Commission
May 27, 2010

Exhibit Index, E-1

4.	In future filings, describe the exhibit referenced in Exhibit Number 4.1. Your current disclosure does not respond to the requirements of Item 601 of Regulation S-K to identify your material exhibits.

Response:

    We respectfully submit that the Company’s reference “Exhibit 4.1 – See exhibits 3.1 and 3.2” was intended to cross-reference the Company’s Articles of Incorporation and Bylaws, which are required to be filed, and were filed, as exhibits numbered 3 pursuant to Item 601(b)(3) of Regulation S-K.  The Company employed this cross-reference because it believes that its Articles of Incorporation and Bylaws are among the instruments which define the rights of security holders, and so are responsive to Item 601(b)(4) of Regulation S-K as well as Item 601(b)(3) of Regulation S-K.

If you require any additional information or have any questions, please call me at (952) 564-3525.

Sincerely,

/s/ Darin P. McAreavey
Darin P. McAreavey
Vice President and Chief Financial Officer

cc:           James C. Granger
Chief Executive Officer
Scott N. Ross, Esq.
Vice President, General Counsel and Secretary
Brett D. Anderson, Esq.